Filed by IBERIABANK Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Companies: Pulaski Investment Corporation
Pocahontas Bancorp, Inc.
Commission File No: 000-25756
000-23969

For Immediate Release

November 28, 2006

Contact:	Beth Ardoin, Director of Communications, 337-521-4701

IBERIABANK Corporation Announces

Executive Move to Arkansas

Lafayette, LA – IBERIABANK Corporation (NASDAQ: IBKC), the holding company of IBERIABANK (http://www.iberiabank.com), is pleased to announce that Senior Executive Vice President Michael Brown’s responsibilities will be expanded to include the management of all of the Company’s markets operating under IBERIABANK Corporation, including Louisiana, Arkansas, Tennessee, and Oklahoma. In addition, Brown’s current Wealth Management responsibilities will include the Trust business to be acquired in Arkansas. As part of his promotion, he will relocate to Little Rock, Arkansas.

Daryl Byrd, President and CEO of IBERIABANK commented, “Michael has done a terrific job for IBERIABANK over the last seven years. This is a much deserved expansion of his responsibilities and should signal our steadfast focus on our clients and our markets.”

“Philosophically, we believe that diversifying the locations of our senior executives allows us to more effectively manage our franchise,” Byrd continued. “This move should also clearly indicate the importance of Arkansas in the future growth of our organization.”

Brown added: “This is a very exciting opportunity to meld the existing IBERIABANK franchise and the new markets in Arkansas and Tennessee into a dynamic organization that has significant opportunities for growth. My family and I are excited about our move to Little Rock and look forward to becoming contributors to the community in quick order. At the same time, we will continue to be actively involved in Louisiana and aiding in the rebuilding of our hometown, New Orleans.”

IBERIABANK Corporation is the second largest Louisiana-based bank holding company. IBERIABANK operates 22 branch offices in Acadiana; three branches in Baton Rouge, 12 branch offices in the greater New Orleans area, including new locations in Mandeville, Slidell, Elmwood and LaPlace; one branch in Houma; 10 branches in the Monroe/Ruston region and one in downtown Shreveport. Total assets at September 30, 2006, were $3.1 billion, loans of $2.2 billion and deposits of $2.4 billion.

On July 27, 2006, IBERIABANK Corporation announced plans to acquire Pocahontas Bancorp, Inc. (“Pocahontas”) (Nasdaq: PFSL), the holding company for First Community Bank of Jonesboro, Arkansas, headquartered in Jonesboro, Arkansas. On August 9, 2006, IBERIABANK Corporation announced plans to acquire Pulaski Investment Corporation, headquartered in Little Rock, Arkansas. Pulaski Investment Corporation is the holding company to Pulaski Bank and Trust, Pulaski Mortgage Company and Lenders Title Company.

For more information, visit our website at www.iberiabank.com.

Forward Looking Statements

To the extent that statements in this press release relate to future plans, objectives, financial results or performance of IBERIABANK Corporation, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. IBERIABANK Corporation’s actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties. Factors that may cause actual results to differ materially from these forward-looking statements are discussed in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission, available at the SEC’s website, www.sec.gov, and the Company’s website, www.iberiabank.com.

In connection with the proposed merger, IBERIABANK Corporation will file a Registration Statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about IBERIABANK, Pulaski, and Pocahontas without charge, at the SEC’s web site at HTTP://www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations-12th Floor, IBERIABANK Corporation, 200 West Congress Street, Lafayette, LA, 70501, Phone: (337) 521-4788, Fax: (337) 521-4021 or to Dwayne Powell, President and CEO, Pocahontas Bancorp, Inc., 1700 East Highland Drive,

Jonesboro, AR 72401, Phone: (870) 802-1700, Fax: (870) 802-5945 or to Robert C. Magee, President, Pulaski Investment Corporation, 5800 “R” Street, Little Rock, AR 72207, Phone: (501) 661-7729, Fax: (501) 661-7861.

IBERIABANK Corporation and its directors and executive officers may be deemed to be “participants in the solicitation” of stockholders of Pocahontas Bancorp, Inc. and Pulaski Investment Corporation, in connection with the proposed transactions. Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of IBERIABANK Corporation filed with the SEC on April 4, 2006.

Pocahontas Bancorp, Inc. and its directors and executive officers may be deemed to be “participants in the solicitation” of stockholders of Pocahontas Bancorp, Inc., in connection with the proposed transaction. Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of Pocahontas Bancorp, Inc., filed with the SEC on January 4, 2006.

This communication is not an offer to purchase shares of Pulaski or Pocahontas common stock, nor is it an offer to sell shares of IBERIABANK Corporation common stock which may be issued in any proposed merger with Pulaski or Pocahontas. Any issuance of IBERIABANK Corporation common stock in any proposed merger with Pulaski or Pocahontas would have to be registered under the Securities Act of 1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.